Exhibit 99.1

Fourth Quarter 2021 Earnings Release

Scotiabank reports fourth quarter and 2021 results

Scotiabank’s 2021 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis (MD&A) are available at www.scotiabank.com along with the supplementary financial information and regulatory capital disclosure reports, which includes fourth quarter financial information. All amounts are in Canadian dollars and are based on our audited annual consolidated financial statements and accompanying MD&A for the year ended October 31, 2021 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Additional information related to the Bank, including the Bank’s Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Fiscal 2021 Highlights on a Reported Basis (versus Fiscal 2020)

•	Net income of $9,955 million, compared to $6,853 million

•	Earnings per share (diluted) of $7.70, compared to $5.30

•	Return on equity(1) of 14.7%, compared to 10.4%

•	Annual common dividend per share of $3.60

Fiscal 2021 Highlights on an Adjusted Basis(2) (versus Fiscal 2020)

•	Net income of $10,169 million, compared to $6,961 million

•	Earnings per share (diluted) of $7.87, compared to $5.36

•	Return on equity of 15.0%, compared to 10.4%

Fourth Quarter 2021 Highlights on a Reported Basis (versus Q4, 2020)

•	Net income of $2,559 million, compared to $1,899 million

•	Earnings per share (diluted) of $1.97, compared to $1.42

•	Return on equity of 14.8%, compared to 11.0%

•	Quarterly dividend increase of 10 cents per common share to $1.00

Fourth Quarter 2021 Highlights on an Adjusted Basis(2) (versus Q4, 2020)

•	Net income of $2,716 million, compared to $1,938 million

•	Earnings per share (diluted) of $2.10, compared to $1.45

•	Return on equity of 15.6%, compared to 11.3%

Fiscal 2021 Performance versus Medium-Term Objectives

The following table provides a summary of our 2021 performance against our medium-term financial performance objectives:

Medium-Term Objectives	Fiscal 2021 Results
	Reported	Adjusted(2)
Diluted earnings per share growth of 7%+	45.3%	46.8%
Return on equity of 14%+	14.7%	15.0%
Achieve positive operating leverage	Positive 1.1%	Positive 1.5%
Maintain strong capital ratios	CET1 capital ratio(3) of 12.3%	CET1 capital ratio(3) of 12.3%

TORONTO, November 30, 2021 – Scotiabank reported net income of $9,955 million for the fiscal year 2021, compared with net income of $6,853 million in 2020. Diluted earnings per share (EPS) were $7.70, compared to $5.30 in the previous year. Return on equity was

14.7%, compared to 10.4% in the previous year.

Adjusted net income(2) was $10,169 million, up from $6,961 million in the previous year, and EPS was $7.87 versus $5.36 in the previous year.

Reported net income for the fourth quarter ended October 31, 2021 was $2,559 million compared to $1,899 million in the same period last year. Diluted earnings per share were $1.97, compared to $1.42 in the same period a year ago.

Adjusted net income(2) for the fourth quarter ended October 31, 2021 was $2,716 million and EPS was $2.10, up from $1.45 last year. Adjusted return on equity was 15.6% compared to 11.3% a year ago.

“We ended the year with strong fourth quarter earnings and exceeded our medium-term financial targets in fiscal 2021. Our diversified business model demonstrated its resilience through the pandemic, and the Bank is well positioned to achieve its full earnings power in the upcoming year. I am extremely proud of how the Scotiabank team supported our clients, customers and communities as they

(1)

Refer to page 141 of the Management’s Discussion & Analysis in the Bank’s 2021 Annual Report, available on www.sedar.com, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(2)	Refer to Non-GAAP Measures section on page 3.
(3)	This measure has been disclosed in this document in accordance with OSFI Guideline - Capital Adequacy Requirements (November 2018).

Scotiabank Fourth Quarter Press Release 2021    1

continued to navigate through the challenges of the pandemic, while also continuing to stay focused on creating long-term sustainable value for our shareholders. As we close out 2021, it is clear that our sharpened footprint and our significant investments in our digital capabilities have positioned the Bank for a very bright future,” said Brian Porter, President and CEO of Scotiabank. The Bank was also recently recognized for outstanding leadership in the Global Finance 2021 Sustainable Finance Awards for its efforts to support clients with industry-leading advice and expertise to help achieve strong business growth that is environmentally and socially responsible.

Canadian Banking generated adjusted earnings of $4,171 million in 2021, an increase of 60% compared to the prior year. The increase was due primarily to lower provision for credit losses and higher revenues driven by non-interest income and strong loan growth. During the year, Scotiabank received the #1 ranking in the J.D. Power 2021 Canada Online Banking Satisfaction Study for the second year in a row.

Global Wealth Management reported adjusted earnings of $1,592 million in 2021, up 23% compared to the prior year. The higher earnings were driven by strong results across both Canadian Advisory and Asset Management businesses.

Global Banking and Markets delivered another strong year with earnings of $2,075 million. This performance was driven by solid performance across the business, prudent expense management and lower provision for credit losses.

International Banking earnings improved through 2021 generating adjusted earnings of $1,855 million, an increase of 62% compared to the prior year. This was driven by strong commercial and secured lending loan growth, prudent expense management supported by accelerated customer adoption of digital channels and lower provision for loan losses, driven by improved credit outlook.

With a Common Equity Tier 1 capital ratio of 12.3% the Bank remains well capitalized to support its strategic growth plans and return capital back to shareholders. This quarter we announced a 10 cent increase in the quarterly dividend to $1.00 per common share, 11% higher than a year ago.

“As we look forward to 2022, we expect to deliver strong growth across all our business lines, with optionality and multiple avenues to grow,” said Brian Porter, President and CEO, Scotiabank.

2    Scotiabank Fourth Quarter Press Release 2021

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The Bank believes that non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and defined below.

Adjusted results and diluted earnings per share

The following table presents a reconciliation of GAAP Reported financial results to Non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

1.	Adjustments impacting current and prior periods:

A.	Amortization of Acquisition-related intangible assets:

These costs relate to the amortization of intangibles recognized upon the acquisition of businesses and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

B.	Restructuring and other provisions, recorded in Q4, 2021:

The Bank recorded a restructuring charge of $126 million pre-tax, substantially related to International Banking for the cost of reducing branches and full time employees, driven by the accelerated customer adoption of digital channels and process automation. These efficiencies are a result of the Bank’s commitment to simplify processes and optimize distribution channels to run businesses more effectively while meeting changing customer needs. This charge was recorded in the Other operating segment.

The Bank recorded settlement and litigation provisions in the amount of $62 million pre-tax in the Other operating segment in connection with the Bank’s former metals business.

2.	Adjustments impacting prior periods only:

A.	Acquisition and divestiture-related amounts, which are defined as follows:

i.

Acquisition-related integration costs – Includes costs that were incurred and related to integrating previously acquired businessess. These costs were recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments. The costs relate to the following acquisitions:

•	Banco Cencosud, Peru (closed Q2, 2019)

•	Banco Dominicano del Progreso, Dominican Republic (closed Q2, 2019)

•	MD Financial Management, Canada (closed Q4, 2018)

•	Jarislowsky, Fraser Limited, Canada (closed Q3, 2018)

•	Citibank consumer and small and medium enterprise operations, Colombia (closed Q3, 2018)

•	BBVA, Chile (closed Q3, 2018)

ii.

Net (gain)/loss on divestitures – The Bank announced a number of divestitures in accordance with its strategy to reposition the Bank. The net (gain)/loss on divestitures is recorded in the Other operating segment (refer to Note 37 of the Bank’s 2021 Annual Report to Shareholders for further details):

•	Operations in British Virgin Islands (closed Q3, 2020)

•	Equity-accounted investment in Thanachart Bank, Thailand (closed Q1, 2020)

•	Colfondos AFP, Colombia (closed Q1, 2020)

•	Operations in Puerto Rico and USVI (closed Q1, 2020)

•	Insurance and banking operations in El Salvador (closed Q1, 2020)

•	Banking operations in the Caribbean: Anguilla, Dominica, Grenada, St. Kitts & Nevis, St. Lucia, St. Maarten, St. Vincent & the Grenadines (closed Q4, 2019)

•	Insurance and pension operations in the Dominican Republic (closed Q2, 2019)

iii.

Day 1 provision for credit losses on acquired performing financial instruments, as required by IFRS 9. The accounting standard does not differentiate between originated and purchased performing loans and as such, requires the same accounting treatment for both. These credit losses are considered Acquisition-related costs in periods where applicable and are recorded in the International Banking segment. The provision for 2019 relates to Banco Cencosud, Peru and Banco Dominicano del Progreso, Dominican Republic.

B.	Valuation-related adjustments, recorded in Q1, 2020:

The Bank modified its allowance for credit losses measurement methodology by adding an additional, more severe pessimistic scenario, consistent with developing practice among major international banks in applying IFRS 9, and the Bank’s prudent approach to expected credit loss provisioning. The modification resulted in an increase in provision for credit losses of $155 million which was recorded in Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets operating segments. The Bank enhanced its fair value methodology primarily relating to uncollateralized OTC derivatives which resulted in a pre-tax charge of $116 million. This charge was recorded in the Global Banking and Markets and Other operating segments. The Bank also recorded an impairment loss in the Other operating segment of $44 million pre-tax, related to one software asset.

Scotiabank Fourth Quarter Press Release 2021    3

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the year ended
($ millions)	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Reported Results
Net interest income	$4,217	$4,217	$4,258	$16,961	$17,320
Non-interest income	3,470	3,540	3,247	14,291	14,016

Total Revenue	7,687	7,757	7,505	31,252	31,336
Provision for credit losses	168	380	1,131	1,808	6,084
Non-interest expenses	4,271	4,097	4,057	16,618	16,856

Income before taxes	3,248	3,280	2,317	12,826	8,396
Income tax expense	689	738	418	2,871	1,543

Net income	$2,559	$2,542	$1,899	$9,955	$6,853
Net income attributable to non-controlling interests in subsidiaries (NCI)	70	81	72	331	75

Net income attributable to equity holders	$2,489	$2,461	$1,827	$9,624	$6,778

Preferred shareholders and other equity instrument holders	78	35	82	233	196
Net income attributable to common shareholders	$2,411	$2,426	$1,745	$9,391	$6,582

Diluted earnings per share (in dollars)	$1.97	$1.99	$1.42	$7.70	$5.30

Adjustments
Amortization of Acquisition-related intangible assets, excluding software(1)	$25	$24	$26	$103	$106
Restructuring and other provisions(1)	188	—	—	188	—
Acquisition-related integration costs(1)	—	—	20	—	177
Net (gain)/loss on divestitures(2)	—	—	8	—	(298)
Allowance for credit losses - Additional scenario(3)	—	—	—	—	155
Derivatives valuation adjustment(4)	—	—	—	—	116
Impairment charge on software asset(1)	—	—	—	—	44

Adjustments (Pre-tax)	213	24	54	291	300
Income tax expense/(benefit)	(56)	(6)	(15)	(77)	(192)

Adjustments (After tax)	157	18	39	214	108
Adjustment attributable to NCI	(10)	—	—	(10)	(60)

Adjustments (After tax and NCI)	$147	$18	$39	$204	$48

Adjusted Results
Net interest income	$4,217	$4,217	$4,258	$16,961	$17,320
Non-interest income	3,470	3,540	3,247	14,291	13,819

Total revenue	7,687	7,757	7,505	31,252	31,139
Provision for credit losses	168	380	1,131	1,808	5,929
Non-interest expenses	4,058	4,073	4,003	16,327	16,514

Income before taxes	3,461	3,304	2,371	13,117	8,696
Income tax expense	745	744	433	2,948	1,735

Net income	$2,716	$2,560	$1,938	$10,169	$6,961
Net income attributable to NCI	80	81	72	341	135

Net income attributable to equity holders	$2,636	$2,479	$1,866	$9,828	$6,826

Preferred shareholders and other equity instrument holders	78	35	82	233	196
Net income attributable to common shareholders	$2,558	$2,444	$1,784	$9,595	$6,630

Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	2,558	2,444	1,784	9,595	6,630
Dilutive impact of share-based payment options and others	7	9	21	48	38

Adjusted net income attributable to common shareholders (diluted)	$2,565	$2,453	$1,805	$9,643	$6,668
Weighted average number of basic common shares outstanding (millions)	1,215	1,215	1,211	1,214	1,212
Dilutive impact of share-based payment options and others (millions)	9	8	35	11	31

Adjusted weighted average number of diluted common shares outstanding (millions)	1,224	1,223	1,246	1,225	1,243

Adjusted diluted earnings per share (in dollars)(5)	$2.10	$2.01	$1.45	$7.87	$5.36

Impact of adjustments on diluted earnings per share (in dollars)	$0.13	$0.02	$0.03	$0.17	$0.06

(1)	Recorded in non-interest expenses.
(2)	(Gain)/Loss on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.
(3)	Recorded in provision for credit losses.
(4)	Recorded in non-interest income.
(5)	Earnings per share calculations are based on full dollar and share amounts.

4    Scotiabank Fourth Quarter Press Release 2021

Reconciliation of reported and adjusted results by business line

	For the three months ended October 31, 2021(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$2,082	$1,589	$161	$365	$20	$4,217
Non-interest income	749	728	1,186	812	(5)	3,470

Total Revenue	2,831	2,317	1,347	1,177	15	7,687
Provision for credit losses	(96)	314	1	(50)	(1)	168
Non-interest expenses	1,251	1,259	824	591	346	4,271

Income before taxes	1,676	744	522	636	(330)	3,248
Income tax expense	438	137	135	134	(155)	689

Net income	$1,238	$607	$387	$502	$(175)	$2,559
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	79	2	—	(11)	70

Net income attributable to equity holders	$1,238	$528	$385	$502	$(164)	$2,489

Adjustments
Amortization of Acquisition-related intangible assets, excluding software(2)	$6	$10	$9	$—	$—	$25
Restructuring and other provisions(2)	—	—	—	—	188	188

Adjustments (Pre-tax)	6	10	9	—	188	213
Income tax expense/(benefit)	(2)	(3)	(2)	—	(49)	(56)

Adjustments (After tax)	4	7	7	—	139	157
Adjustment attributable to NCI	—	—	—	—	(10)	(10)

Adjustments (After tax and NCI)	$4	$7	$7	$—	$129	$147

Adjusted Results
Net interest income	$2,082	$1,589	$161	$365	$20	$4,217
Non-interest income	749	728	1,186	812	(5)	3,470

Total revenue	2,831	2,317	1,347	1,177	15	7,687
Provision for credit losses	(96)	314	1	(50)	(1)	168
Non-interest expenses	1,245	1,249	815	591	158	4,058

Income before taxes	1,682	754	531	636	(142)	3,461
Income tax expense	440	140	137	134	(106)	745

Net income	$1,242	$614	$394	$502	$(36)	$2,716
Net income attributable to NCI	—	79	2	—	(1)	80

Net income attributable to equity holders	$1,242	$535	$392	$502	$(35)	$2,636

(1)	Refer to Business Line Overview section of the Bank’s 2021 Annual Report to Shareholders.
(2)	Recorded in non-interest expenses.

Scotiabank Fourth Quarter Press Release 2021    5

Reconciliation of reported and adjusted results by business line

		For the three months ended July 31, 2021(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$2,030	$1,586	$160	$363	$78	$4,217
Non-interest income	765	776	1,175	890	(66)	3,540

Total Revenue	2,795	2,362	1,335	1,253	12	7,757
Provision for credit losses	69	339	(1)	(27)	—	380
Non-interest expenses	1,267	1,299	812	620	99	4,097

Income before taxes	1,459	724	524	660	(87)	3,280
Income tax expense	380	160	132	147	(81)	738

Net income	$1,079	$564	$392	$513	$(6)	$2,542
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	78	2	—	1	81

Net income attributable to equity holders	$1,079	$486	$390	$513	$(7)	$2,461

Adjustments
Amortization of Acquisition-related intangible assets, excluding software(2)	$5	$11	$8	$—	$—	$24

Adjustments (Pre-tax)	5	11	8	—	—	24
Income tax expense/(benefit)	(1)	(4)	(1)	—	—	(6)

Adjustments (After tax)	4	7	7	—	—	18
Adjustment attributable to NCI	—	—	—	—	—	—
Adjustments (After tax and NCI)	$4	$7	$7	$—	$—	$18
Adjusted Results
Net interest income	$2,030	$1,586	$160	$363	$78	$4,217

Non-interest income	765	776	1,175	890	(66)	3,540
Total revenue	2,795	2,362	1,335	1,253	12	7,757
Provision for credit losses	69	339	(1)	(27)	—	380
Non-interest expenses	1,262	1,288	804	620	99	4,073

Income before taxes	1,464	735	532	660	(87)	3,304
Income tax expense	381	164	133	147	(81)	744

Net income	$1,083	$571	$399	$513	$(6)	$2,560
Net income attributable to NCI	—	78	2	—	1	81

Net income attributable to equity holders	$1,083	$493	$397	$513	$(7)	$2,479

(1)	Refer to Business Line Overview section of the Bank’s 2021 Annual Report to Shareholders.
(2)	Recorded in non-interest expenses.

6    Scotiabank Fourth Quarter Press Release 2021

Reconciliation of reported and adjusted results by business line

		For the three months ended October 31, 2020(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$1,954	$1,785	$144	$350	$25	$4,258
Non-interest income	612	763	1,021	860	(9)	3,247

Total Revenue	2,566	2,548	1,165	1,210	16	7,505
Provision for credit losses	330	736	3	62	—	1,131
Non-interest expenses	1,186	1,424	726	583	138	4,057

Income before taxes	1,050	388	436	565	(122)	2,317
Income tax expense	272	55	111	105	(125)	418

Net income	$778	$333	$325	$460	$3	$1,899
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	70	2	—	—	72

Net income attributable to equity holders	$778	$263	$323	$460	$3	$1,827

Adjustments
Amortization of Acquisition-related intangible assets, excluding software(2)	$6	$11	$9	$—	$—	$26
Acquisition-related integration costs(2)	—	16	4	—	—	20
Net (gain)/loss on divestitures(3)	—	—	—	—	8	8

Adjustments (Pre-tax)	6	27	13	—	8	54
Income tax expense/(benefit)	(2)	(7)	(3)	—	(3)	(15)

Adjustments (After tax)	4	20	10	—	5	39
Adjustment attributable to NCI	—	—	—	—	—	—

Adjustments (After tax and NCI)	$4	$20	$10	$—	$5	$39

Adjusted Results
Net interest income	$1,954	$1,785	$144	$350	$25	$4,258
Non-interest income	612	763	1,021	860	(9)	3,247

Total revenue	2,566	2,548	1,165	1,210	16	7,505
Provision for credit losses	330	736	3	62	—	1,131
Non-interest expenses	1,180	1,397	713	583	130	4,003

Income before taxes	1,056	415	449	565	(114)	2,371
Income tax expense	274	62	114	105	(122)	433

Net income	$782	$353	$335	$460	$8	$1,938
Net income attributable to NCI	—	70	2	—	—	72

Net income attributable to equity holders	$782	$283	$333	$460	$8	$1,866

(1)	Refer to Business Line Overview section of the Bank’s 2021 Annual Report to Shareholders.
(2)	Recorded in non-interest expenses.
(3)	(Gain)/Loss on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

Scotiabank Fourth Quarter Press Release 2021    7

Reconciliation of reported and adjusted results by business line

		For the year ended October 31, 2021(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$8,030	$6,625	$628	$1,436	$242	$16,961
Non-interest income	2,868	2,993	4,752	3,587	91	14,291

Total Revenue	10,898	9,618	5,380	5,023	333	31,252
Provision for credit losses	333	1,574	2	(100)	(1)	1,808
Non-interest expenses	4,951	5,254	3,255	2,458	700	16,618

Income before taxes	5,614	2,790	2,123	2,665	(366)	12,826
Income tax expense	1,459	635	549	590	(362)	2,871

Net income	$4,155	$2,155	$1,574	$2,075	$(4)	$9,955
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	332	9	—	(10)	331

Net income attributable to equity holders	$4,155	$1,823	$1,565	$2,075	$6	$9,624

Adjustments
Amortization of Acquisition-related intangible assets, excluding software(2)	$22	$45	$36	$—	$—	$103
Restructuring and other provisions(2)	—	—	—	—	188	188

Adjustments (Pre-tax)	22	45	36	—	188	291
Income tax expense/(benefit)	(6)	(13)	(9)	—	(49)	(77)

Adjustments (After tax)	16	32	27	—	139	214
Adjustment attributable to NCI	—	—	—	—	(10)	(10)

Adjustments (After tax and NCI)	$16	$32	$27	$—	$129	$204

Adjusted Results
Net interest income	$8,030	$6,625	$628	$1,436	$242	$16,961
Non-interest income	2,868	2,993	4,752	3,587	91	14,291

Total revenue	10,898	9,618	5,380	5,023	333	31,252
Provision for credit losses	333	1,574	2	(100)	(1)	1,808
Non-interest expenses	4,929	5,209	3,219	2,458	512	16,327

Income before taxes	5,636	2,835	2,159	2,665	(178)	13,117
Income tax expense	1,465	648	558	590	(313)	2,948

Net income	$4,171	$2,187	$1,601	$2,075	$135	$10,169
Net income attributable to NCI	—	332	9	—	—	341

Net income attributable to equity holders	$4,171	$1,855	$1,592	$2,075	$135	$9,828

(1)	Refer to Business Line Overview section of the Bank’s 2021 Annual Report to Shareholders.
(2)	Recorded in non-interest expenses.

8    Scotiabank Fourth Quarter Press Release 2021

Reconciliation of reported and adjusted results by business line

		For the year ended October 31, 2020(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$7,838	$7,603	$575	$1,435	$(131)	$17,320
Non-interest income	2,461	3,207	4,009	3,947	392	14,016

Total Revenue	10,299	10,810	4,584	5,382	261	31,336
Provision for credit losses	2,073	3,613	7	390	1	6,084
Non-interest expenses	4,811	5,943	2,878	2,473	751	16,856

Income before taxes	3,415	1,254	1,699	2,519	(491)	8,396
Income tax expense	879	182	437	564	(519)	1,543

Net income	$2,536	$1,072	$1,262	$1,955	$28	$6,853
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	92	10	—	(27)	75

Net income attributable to equity holders	$2,536	$980	$1,252	$1,955	$55	$6,778

Adjustments
Amortization of Acquisition-related intangible assets, excluding software(2)	$22	$47	$37	$—	$—	$106
Acquisition-related integration costs(2)	—	154	23	—	—	177
Net (gain)/loss on divestitures(3)	—	—	—	—	(298)	(298)
Allowance for credit losses—Additional scenario(4)	71	77	1	6	—	155
Derivatives valuation adjustment(5)	—	—	—	102	14	116
Impairment charge on software asset(2)	—	—	—	—	44	44

Adjustments (Pre-tax)	93	278	61	108	(240)	300
Income tax expense/(benefit)	(25)	(78)	(16)	(29)	(44)	(192)

Adjustments (After tax)	68	200	45	79	(284)	108
Adjustment attributable to NCI	—	(32)	—	—	(28)	(60)

Adjustments (After tax and NCI)	$68	$168	$45	$79	$(312)	$48

Adjusted Results
Net interest income	$7,838	$7,603	$575	$1,435	$(131)	$17,320
Non-interest income	2,461	3,207	4,009	4,049	93	13,819

Total revenue	10,299	10,810	4,584	5,484	(38)	31,139
Provision for credit losses	2,002	3,536	6	384	1	5,929
Non-interest expenses	4,789	5,742	2,818	2,473	692	16,514

Income before taxes	3,508	1,532	1,760	2,627	(731)	8,696
Income tax expense	904	260	453	593	(475)	1,735

Net income	$2,604	$1,272	$1,307	$2,034	$(256)	$6,961
Net income attributable to NCI	—	124	10	—	1	135

Net income attributable to equity holders	$2,604	$1,148	$1,297	$2,034	$(257)	$6,826

(1)	Refer to Business Line Overview section of the Bank’s 2021 Annual Report to Shareholders.
(2)	Recorded in non-interest expenses.
(3)	(Gain)/Loss on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.
(4)	Recorded in provision for credit losses.
(5)	Recorded in non-interest income.

Scotiabank Fourth Quarter Press Release 2021    9

Reconciliation of International Banking’s reported and adjusted results and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers in assessing ongoing business performance. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” on page 16.

			For the three months ended				For the year ended
($ millions)		July 31, 2021		October 31, 2020			October 31, 2020
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$1,586	$11	$1,575	$1,785	$117	$1,668	$7,603	$543	$7,060
Non-interest income	776	6	770	763	40	723	3,207	192	3,015

Total revenue	2,362	17	2,345	2,548	157	2,391	10,810	735	10,075
Provision for credit losses	339	4	335	736	62	674	3,613	244	3,369
Non-interest expenses	1,299	4	1,295	1,424	66	1,358	5,943	340	5,603
Income tax expense	160	1	159	55	4	51	182	23	159

Net income	$564	$8	$556	$333	$25	$308	$1,072	$128	$944

Net income attributable to non-controlling interest in subsidiaries	$78	$2	$76	$70	$6	$64	$92	$5	$87
Net income attributable to equity holders of the Bank	$486	$6	$480	$263	$19	$244	$980	$123	$857

Other measures
Average assets ($ billions)	$191	$2	$189	$202	$11	$191	$206	$12	$194
Average liabilities ($ billions)	$146	$1	$145	$153	$8	$145	$155	$8	$147

			For the three months ended				For the year ended
($ millions)		July 31, 2021		October 31, 2020			October 31, 2020
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$1,586	$11	$1,575	$1,785	$117	$1,668	$7,603	$543	$7,060
Non-interest income	776	6	770	763	40	723	3,207	192	3,015

Total revenue	2,362	17	2,345	2,548	157	2,391	10,810	735	10,075
Provision for credit losses	339	4	335	736	62	674	3,536	239	3,297
Non-interest expenses	1,288	3	1,285	1,397	64	1,333	5,742	328	5,414
Income tax expense	164	3	161	62	5	57	260	29	231

Net income	$571	$7	$564	$353	$26	$327	$1,272	$139	$1,133

Net income attributable to non-controlling interest in subsidiaries	$78	$2	$76	$70	$6	$64	$124	$7	$117
Net income attributable to equity holders of the Bank	$493	$5	$488	$283	$20	$263	$1,148	$132	$1,016

10    Scotiabank Fourth Quarter Press Release 2021

Earning assets

Earning assets are defined as income generating assets which include interest-bearing deposits with financial institutions, trading assets, investment securities, investment in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances.

Non-earning assets

Non-earning assets are defined as cash and non-interest bearing deposits with financial institutions, precious metals, derivative financial instruments, property and equipment, goodwill and other intangible assets, deferred tax assets and other assets.

Core earning assets

Core earning assets are defined as earning assets excluding investments in associates, customers’ liability under acceptances, and trading assets, securities borrowed or purchased under resale agreements and other assets related to capital markets businesses.

Core net interest income

Core net interest income is defined as net interest income earned from core earning assets.

Net Interest Margin

Net interest margin is calculated as core net interest income for the business line divided by average core earning assets.

Average earning assets, average total assets, average core earning assets and net interest margin by business line

For the three months ended October 31, 2021 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Deposits with financial institutions	$160	$14,895	$691	$198	$60,691	$76,635
Trading assets	—	5,981	12	136,525	2,183	144,701
Securities purchased under resale agreements and securities borrowed	—	2,342	—	119,297	1	121,640
Investment securities including investments in associates	1,136	15,816	292	5,806	57,825	80,875
Net loans and acceptances	392,745	137,622	19,042	110,179	(3,868)	655,720

Total earning assets	$394,041	$176,656	$20,037	$372,005	$116,832	$1,079,571
Non-earning assets	4,100	15,563	10,440	36,522	26,511	93,136

Total assets	$398,141	$192,219	$30,477	$408,527	$143,343	$1,172,707
Total earning assets	394,041	176,656	20,037	372,005	116,832	1,079,571
Less:
Investments in associates	814	1,669	—	—	64	2,547
Trading assets	—	5,453	—	136,311	2,182	143,946
Securities purchased under resale agreements and securities borrowed	—	—	—	119,195	—	119,195
Customers’ liability under acceptances	17,966	60	4,551	10,660	(15,035)	18,202
Other deductions	—	237	—	23,242	11,152	34,631

Core earning assets	$375,261	$169,237	$15,486	$82,597	$118,469	$761,050
Net interest margin
Net interest income	2,082	1,589	161	365	20	4,217
Less: Non-core net interest income	—	15	—	35	—	50

Core net interest income	$2,082	$1,574	$161	$330	$20	$4,167

Net interest margin	2.20%	3.69%	4.13%	1.59%	nm (1)	2.17%

(1)	Not meaningful

Scotiabank Fourth Quarter Press Release 2021    11

Average earning assets, average total assets, average core earning assets and net interest margin by business line

For the three months ended July 31, 2021 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Deposits with financial institutions	$140	$15,897	$699	$392	$56,088	$73,216
Trading assets	—	6,495	17	134,922	1,789	143,223
Securities purchased under resale agreements and securities borrowed	—	3,422	—	117,347	10	120,779
Investment securities including investments in associates	1,098	16,511	298	5,828	62,107	85,842
Net loans and acceptances	378,590	134,232	17,999	106,710	(4,783)	632,748

Total earning assets	$379,828	$176,557	$19,013	$365,199	$115,211	$1,055,808
Non-earning assets	4,090	14,141	10,466	35,718	27,874	92,289

Total assets	$383,918	$190,698	$29,479	$400,917	$143,085	$1,148,097
Total earning assets	379,828	176,557	19,013	365,199	115,211	1,055,808
Less:
Investments in associates	799	1,611	—	—	68	2,478
Trading assets	—	6,007	—	134,665	1,788	142,460
Securities purchased under resale agreements and securities borrowed	—	—	—	117,271	—	117,271
Customers’ liability under acceptances	17,394	46	4,329	10,248	(15,610)	16,407
Other deductions	—	871	—	23,499	10,801	35,171

Core earning assets	$361,635	$168,022	$14,684	$79,516	$118,164	$742,021
Net interest margin
Net interest income	2,030	1,586	160	363	78	4,217
Less: Non-core net interest income	—	12	—	36	—	48

Core net interest income	$2,030	$1,574	$160	$327	$78	$4,169

Net interest margin	2.23%	3.72%	4.32%	1.63%	nm (1)	2.23%

(1)	Not meaningful

For the three months ended October 31, 2020 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Deposits with financial institutions	$140	$18,547	$920	$1,552	$40,933	$62,092
Trading assets	—	5,393	10	112,183	2,315	119,901
Securities purchased under resale agreements and securities borrowed	—	3,134	—	117,897	—	121,031
Investment securities including investments in associates	1,013	16,419	262	6,300	94,132	118,126
Net loans and acceptances	357,450	141,610	14,965	108,929	(3,949)	619,005

Total earning assets	$358,603	$185,103	$16,157	$346,861	$133,431	$1,040,155
Non-earning assets	4,157	16,911	10,563	41,646	26,717	99,994

Total assets	$362,760	$202,014	$26,720	$388,507	$160,148	$1,140,149
Total earning assets	358,603	185,103	16,157	346,861	133,431	1,040,155
Less:
Investments in associates	730	1,612	—	—	66	2,408
Trading assets	—	4,704	—	111,854	2,314	118,872
Securities purchased under resale agreements and securities borrowed	—	—	—	117,858	—	117,858
Customers’ liability under acceptances	14,330	45	3,158	10,464	(13,565)	14,432
Other deductions	—	644	—	20,469	9,476	30,589

Core earning assets	$343,543	$178,098	$12,999	$86,216	$135,140	$755,996
Net interest margin
Net interest income	1,954	1,785	144	350	25	4,258
Less: Non-core net interest income	—	8	—	33	—	41

Core net interest income	$1,954	$1,777	$144	$317	$25	$4,217

Net interest margin	2.26%	3.97%	4.41%	1.46%	nm (1)	2.22%

(1)	Not meaningful

12    Scotiabank Fourth Quarter Press Release 2021

Average earning assets, average total assets, average core earning assets and net interest margin by business line

For the year ended October 31, 2021 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Deposits with financial institutions	$146	$16,014	$742	$237	$58,423	$75,562
Trading assets	—	6,352	14	134,639	1,850	142,855
Securities purchased under resale agreements and securities borrowed	—	2,919	—	116,896	3	119,818
Investment securities including investments in associates	1,080	16,500	302	6,097	68,229	92,208
Net loans and acceptances	375,444	137,121	17,420	106,020	(4,143)	631,862

Total earning assets	$376,670	$178,906	$18,478	$363,889	$124,362	$1,062,305
Non-earning assets	4,102	15,218	10,487	37,020	28,081	94,908

Total assets	$380,772	$194,124	$28,965	$400,909	$152,443	$1,157,213
Total earning assets	376,670	178,906	18,478	363,889	124,362	1,062,305
Less:
Investments in associates	783	1,646	—	—	62	2,491
Trading assets	—	5,812	—	134,372	1,849	142,033
Securities purchased under resale agreements and securities borrowed	—	—	—	116,829	—	116,829
Customers’ liability under acceptances	16,599	42	4,077	10,413	(14,679)	16,452
Other deductions	—	642	—	21,681	10,484	32,807

Core earning assets	$359,288	$170,764	$14,401	$80,594	$126,646	$751,693
Net interest margin
Net interest income	8,030	6,625	628	1,436	242	16,961
Less: Non-core net interest income	—	50	—	138	2	190

Core net interest income	$8,030	$6,575	$628	$1,298	$240	$16,771

Net interest margin	2.23%	3.85%	4.36%	1.61%	nm (1)	2.23%

(1)	Not meaningful

For the year ended October 31, 2020 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Deposits with financial institutions	$153	$17,790	$1,009	$956	$46,056	$65,964
Trading assets	—	4,852	17	119,637	3,614	128,120
Securities purchased under resale agreements and securities borrowed	—	2,412	—	125,741	136	128,289
Investment securities including investments in associates	976	15,573	300	5,730	82,504	105,083
Net loans and acceptances	353,540	147,681	14,109	114,265	(3,957)	625,638

Total earning assets	$354,669	$188,308	$15,435	$366,329	$128,353	$1,053,094
Non-earning assets	4,101	18,074	10,601	45,796	28,918	107,490

Total assets	$358,770	$206,382	$26,036	$412,125	$157,271	$1,160,584
Total earning assets	354,669	188,308	15,435	366,329	128,353	1,053,094
Less:
Investments in associates	713	1,868	—	—	87	2,668
Trading assets	—	4,399	—	119,395	1,113	124,907
Securities purchased under resale agreements and securities borrowed	—	—	—	125,701	—	125,701
Customers’ liability under acceptances	13,584	42	2,748	10,669	(10,996)	16,047
Other deductions	—	1,194	—	18,296	7,294	26,784

Core earning assets	$340,372	$180,805	$12,687	$92,268	$130,855	$756,987
Net interest margin
Net interest income	7,838	7,603	575	1,435	(131)	17,320
Less: Non-core net interest income	—	39	—	78	5	122

Core net interest income	$7,838	$7,564	$575	$1,357	$(136)	$17,198

Net interest margin	2.30%	4.18%	4.53%	1.47%	nm (1)	2.27%

(1)	Not meaningful

Scotiabank Fourth Quarter Press Release 2021    13

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.

Adjusted return on equity represents adjusted net income attributable to common shareholders as a percentage of adjusted average common shareholders’ equity.

Productivity ratio

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue. A lower ratio indicates improved productivity.

Adjusted productivity ratio represents adjusted operating expenses as a percentage of adjusted total revenue.

Operating leverage

This financial metric measures the rate of growth in total revenue less the rate of growth in operating expenses.

Adjusted operating leverage represents the rate of growth in adjusted total revenue less the rate of growth in adjusted operating expenses.

Provision for credit losses as a % of average net loans and acceptances

The ratio represents provision for credit losses (PCL) expressed as a % of average net loans and acceptances.

Adjusted provision for credit losses as a % of average net loans and acceptances represents adjusted PCL expressed as a % of average net loans and acceptances.

Effective tax rate

The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expenses by the income before taxes.

Adjusted effective tax rate is calculated by dividing adjusted income tax expenses by the adjusted income before taxes.

Taxable equivalent basis

The Bank analyzes its trading-related revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.

14    Scotiabank Fourth Quarter Press Release 2021

Financial Highlights

	As at and for the three months ended			As at and for the year ended
	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Operating results ($ millions)
Net interest income	4,217	4,217	4,258	16,961	17,320
Non-interest income	3,470	3,540	3,247	14,291	14,016
Total revenue	7,687	7,757	7,505	31,252	31,336
Provision for credit losses	168	380	1,131	1,808	6,084
Non-interest expenses	4,271	4,097	4,057	16,618	16,856
Income tax expense	689	738	418	2,871	1,543
Net income	2,559	2,542	1,899	9,955	6,853
Net income attributable to common shareholders of the Bank	2,411	2,426	1,745	9,391	6,582

Operating performance
Basic earnings per share ($)	1.98	2.00	1.44	7.74	5.43
Diluted earnings per share ($)	1.97	1.99	1.42	7.70	5.30
Return on equity (%)(1)	14.8	15.0	11.0	14.7	10.4
Productivity ratio (%)(1)	55.6	52.8	54.1	53.2	53.8
Operating leverage (%)(1)				1.1	0.3
Net interest margin (%)(2)	2.17	2.23	2.22	2.23	2.27

Financial position information ($ millions)
Cash and deposits with financial institutions	86,323	75,881	76,460
Trading assets	146,312	141,120	117,839
Loans	636,986	627,749	603,263
Total assets	1,184,844	1,163,429	1,136,466
Deposits	797,259	794,386	750,838
Common equity	64,750	64,720	62,819
Preferred shares and other equity instruments	6,052	5,299	5,308
Assets under administration(1)(3)	652,924	636,424	556,916
Assets under management(1)(3)	345,762	340,853	289,839

Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)(4)	12.3	12.2	11.8
Tier 1 capital ratio (%)(4)	13.9	13.7	13.3
Total capital ratio (%)(4)	15.9	15.7	15.5
Leverage ratio (%)(5)	4.8	4.8	4.7
Risk-weighted assets ($ millions)(4)	416,105	414,169	417,138
Liquidity coverage ratio (LCR) (%)(6)	124	123	138
Net stable funding ratio (NSFR) (%)(7)	110	112	n/a

Credit quality
Net impaired loans ($ millions)	2,801	2,976	3,096
Allowance for credit losses ($ millions)(8)	5,731	6,232	7,820
Gross impaired loans as a % of loans and acceptances(1)	0.67	0.73	0.81
Net impaired loans as a % of loans and acceptances(1)	0.42	0.46	0.50
Provision for credit losses as a % of average net loans and acceptances(1)(9)	0.10	0.24	0.73	0.29	0.98
Provision for credit losses on impaired loans as a % of average net loans and acceptances(1)(9)	0.31	0.53	0.54	0.53	0.56
Net write-offs as a % of average net loans and acceptances(1)	0.34	0.62	0.41	0.54	0.47

Adjusted results(2)
Adjusted net income ($ millions)	2,716	2,560	1,938	10,169	6,961
Adjusted diluted earnings per share ($)	2.10	2.01	1.45	7.87	5.36
Adjusted return on equity (%)	15.6	15.1	11.3	15.0	10.4
Adjusted productivity ratio (%)	52.8	52.5	53.3	52.2	53.0
Adjusted operating leverage (%)				1.5	(0.6)
Adjusted provision for credit losses as a % of average net loans and acceptances(9)	0.10	0.24	0.73	0.29	0.95

Common share information
Closing share price ($) (TSX)	81.14	77.87	55.35
Shares outstanding (millions)
Average – Basic	1,215	1,215	1,211	1,214	1,212
Average – Diluted	1,224	1,223	1,246	1,225	1,243
End of period	1,215	1,215	1,211
Dividends paid per share ($)	0.90	0.90	0.90	3.60	3.60
Dividend yield (%)(1)	4.5	4.5	6.4	5.2	5.8
Market capitalization ($ millions) (TSX)	98,612	94,620	67,055
Book value per common share ($)(1)	53.28	53.26	51.85
Market value to book value multiple(1)	1.5	1.5	1.1
Price to earnings multiple (trailing 4 quarters)(1)	10.5	10.8	10.2

Other information
Employees (full-time equivalent)(10)	89,488	90,833	91,447
Branches and offices	2,518	2,555	2,618

(1)

Refer to page 141 of the Management’s Discussion & Analysis in the Bank’s 2021 Annual Report, available on www.sedar.com, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(2)	Refer to page 3 for a discussion of Non-GAAP measures.
(3)	Prior period amounts have been restated to appropriately reflect certain intercompany items.
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline—Capital Adequacy Requirements (November 2018).
(5)	This measure has been disclosed in this document in accordance with OSFI Guideline—Leverage Requirements (November 2018).
(6)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline—Net Stable Funding Ratio Disclosure Requirements (January 2021).
(8)	Includes allowance for credit losses on all financial assets—loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(9)	Includes provision for credit losses on certain financial assets—loans, acceptances, and off-balance sheet exposures.
(10)	Prior year amounts have been restated to conform with current period presentation.

Scotiabank Fourth Quarter Press Release 2021    15

Impact of Foreign Currency Translation

	Average exchange rate			% Change
	October 31	July 31	October 31	October 31, 2021	October 31, 2021
For the three months ended	2021	2021	2020	vs. July 31, 2021	vs. October 31, 2020
U.S. Dollar/Canadian Dollar	0.796	0.814	0.756	(2.2)%	5.2%
Mexican Peso/Canadian Dollar	16.065	16.265	16.390	(1.2)%	(2.0)%
Peruvian Sol/Canadian Dollar	3.239	3.152	2.701	2.8%	19.9%
Colombian Peso/Canadian Dollar	3,043	3,050	2,866	(0.2)%	6.2%
Chilean Peso/Canadian Dollar	631.752	594.658	591.628	6.2%	6.8%

	Average exchange rate		% Change
	October 31	October 31	October 31, 2021
For the year ended	2021	2020	vs. October 31, 2020
U.S. Dollar/Canadian Dollar	0.795	0.744	6.9%
Mexican Peso/Canadian Dollar	16.035	15.832	1.3%
Peruvian Sol/Canadian Dollar	3.032	2.569	18.0%
Colombian Peso/Canadian Dollar	2,929	2,722	7.6%
Chilean Peso/Canadian Dollar	593.123	591.712	0.2%

	For the three months ended		For the year ended
	October 31, 2021	October 31, 2021	October 31, 2021
Impact on net income(1) ($ millions except EPS)	vs. October 31, 2020	vs. July 31, 2021	vs. October 31, 2020
Net interest income	$(110)	$(10)	$(512)
Non-interest income(2)	(38)	(9)	(276)
Non-interest expenses	93	—	408
Other items (net of tax)	33	6	203

Net income	$(22)	$(13)	$(177)

Earnings per share (diluted)	$(0.02)	$(0.01)	$(0.14)

Impact by business line ($ millions)
Canadian Banking	$(1)	$—	$(6)
International Banking(2)	(36)	(13)	(130)
Global Wealth Management	(2)	—	(15)
Global Banking and Markets	(14)	5	(79)
Other(2)	31	(5)	53

Net Income	$(22)	$(13)	$(177)

(1)	Includes impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Impact of Divested Operations

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
($ millions)	2021	2021	2020	2021	2020
Net interest income	$1	$4	$11	$23	$123
Non-interest income	1	2	5	13	95

Total Revenue	2	6	16	36	218
Provision for credit losses	(1)	2	1	9	27
Non-interest expenses	1	3	8	16	96

Income before taxes	2	1	7	11	95
Income tax expense	—	—	3	4	25

Net income	$2	$1	$4	$7	$70
Net income attributable to non-controlling interests (NCI)	—	—	—	—	—
Net income attributable to equity holders—relating to divested operations	$2	$1	$4	$7	$70

	For the three months ended		For the year ended
	October 31, 2021	October 31, 2021	October 31, 2021
Impact on net income ($ millions except EPS)	vs. July 31, 2021	vs. October 31, 2020	vs. October 31, 2020
Net interest income	$(3)	$(10)	$(100)
Non-interest income	(1)	(4)	(82)

Total Revenue	(4)	(14)	(182)
Provision for credit losses	(3)	(2)	(18)
Non-interest expenses	(2)	(7)	(80)

Income before taxes	1	(5)	(84)
Income tax expense	—	(3)	(21)

Net income	$1	$(2)	$(63)
Net income attributable to equity holders	$1	$(2)	$(63)

Earnings per share (diluted)	$—	$—	$(0.05)

16    Scotiabank Fourth Quarter Press Release 2021

Group Financial Performance

Net income

Q4 2021 vs Q4 2020

Net income was $2,559 million compared to $1,899 million. Adjusted net income was $2,716 million compared to $1,938 million, up 40%, due mainly to lower provision for credit losses as a result of a more favourable credit and macroeconomic outlook.

Q4 2021 vs Q3 2021

Net income was $2,559 million compared to $2,542 million. Adjusted net income was $2,716 million compared to $2,560 million, up 6%, due mainly to lower provision for credit losses, partially offset by lower revenues.

Total revenue

Q4 2021 vs Q4 2020

Revenues were $7,687 million, an increase of $182 million or 2%, due mainly to higher non-interest income, partially offset by lower net interest income.

Q4 2021 vs Q3 2021

Revenues were $7,687 million, a decrease of $70 million or 1%, due mainly to lower non-interest income.

Net interest income

Q4 2021 vs Q4 2020

Net interest income was $4,217 million, a decrease of $41 million or 1%. Strong mortgage and commercial loan growth was more than offset by the 3% negative impact of foreign currency translation, lower corporate and unsecured lending balances, and margin compression.

The net interest margin was down five basis points to 2.17%, driven primarily by lower margins in International and Canadian Banking related to changes in business mix and the impact of central bank rate cuts in 2020, partly offset by decreased levels of high quality, lower-margin liquid assets.

Q4 2021 vs Q3 2021

Net interest income was in line with the prior quarter. Loan growth across all business lines was offset by lower margins and the negative impact of foreign currency translation.

The net interest margin of 2.17% was down six basis points due primarily to a lower contribution from asset/liability management activities, as well as lower margins driven by changes in business mix.

Non-interest income

Q4 2021 vs Q4 2020

Non-interest income was $3,470 million, up $223 million or 7%. This was due mainly to higher banking and wealth management revenues, income from associated corporations, and higher investment gains. These were partly offset by lower fixed income trading revenues.

Q4 2021 vs Q3 2021

Non-interest income was down $70 million or 2%. This was due mainly to lower trading revenues and underwriting and advisory fees, which were partially offset by higher income from associated corporations, wealth management revenues, and insurance income.

Provision for credit losses

Q4 2021 vs Q4 2020

The provision for credit losses was $168 million, compared to $1,131 million, a decrease of $963 million or 85%. The provision for credit losses ratio decreased 63 basis points to 10 basis points.

The provision for credit losses on performing loans was a net reversal of $343 million, a decrease of $639 million. Retail provisions decreased by $364 million, while commercial and corporate loan provisions decreased by $275 million across all business lines. These decreases were driven by the more favourable credit and macroeconomic outlook.

The provision for credit losses on impaired loans was $511 million, compared to $835 million, a decrease of $324 million or 39%, due primarily to lower retail provisions driven by lower credit migration across markets. Commercial and corporate loan provisions decreased $96 million across all business lines driven by lower formations. The provision for credit losses ratio on impaired loans was 31 basis points, a decrease of 23 basis points.

Q4 2021 vs Q3 2021

The provision for credit losses was $168 million, compared to $380 million, a decrease of $212 million. The provision for credit losses ratio decreased 14 basis points to 10 basis points.

The provision for credit losses on performing loans was a net reversal of $343 million, compared to a net reversal of $461 million last quarter. Approximately $320 million of the provision reversals this quarter was due to reduction of allowances built in the prior year,

Scotiabank Fourth Quarter Press Release 2021    17

reflecting the improvement in credit quality and more favourable macroeconomic outlook. The remaining reversal of $23 million was due to credit migration, the majority of which was to impaired loans in the retail portfolio, mainly in International Banking.

The provision for credit losses on impaired loans was $511 million, compared to $841 million, a decrease of $330 million or 39%, due primarily to lower retail provisions, mainly in International Banking, driven by lower credit migration. The provision for credit losses ratio on impaired loans was 31 basis points, a decrease of 22 basis points.

Non-interest expenses

Q4 2021 vs Q4 2020

Non-interest expenses were $4,271 million, up $214 million or 5% including $188 million related to restructuring and other provisions. Adjusted non-interest expenses of $4,058 million increased 1%. The increase was due to higher performance-based compensation, professional fees, advertising and technology-related costs to support business growth. Partly offsetting were the positive impact of foreign currency translation, lower personnel and premises costs.

The productivity ratio was 55.6% compared to 54.1%. On an adjusted basis, the productivity ratio was 52.8% compared to 53.3%.

Q4 2021 vs Q3 2021

Non-interest expenses were up $174 million or 4% including $188 million related to restructuring and other provisions. Adjusted non-interest expenses were in line with prior quarter. Lower performance-based compensation and other employee benefits expenses were offset by increases in advertising and business development, professional fees and share-based compensation expenses.

The productivity ratio was 55.6% compared to 52.8%. On an adjusted basis, the productivity ratio was 52.8% compared to 52.5%.

Provision for income taxes

Q4 2021 vs Q4 2020

The effective tax rate was 21.2% compared to 18.0% in the same quarter last year. On an adjusted basis, the effective tax rate was 21.5% compared to 18.2% due primarily to changes in business and earnings mix across jurisdictions.

Q4 2021 vs Q3 2021

The effective tax rate was 21.2% compared to 22.5% in the previous quarter. On an adjusted basis, the effective tax rate was 21.5% compared to 22.5% in the previous quarter due primarily to changes in business and earnings mix across jurisdictions.

Capital Ratios

The Bank continues to maintain strong, high quality capital levels which position it well for future business growth and strategic initiatives. The CET1 ratio as at October 31, 2021 was 12.3%, an increase of approximately 50 basis points from the prior year due primarily to strong internal capital generation and the impact from the remeasurement of the employee pension and post-retirement obligations, partly offset by growth in risk-weighted assets, primarily retail mortgages, personal and business lending, a lower CET1 inclusion from declines in Stage 1 and Stage 2 expected credit losses (ECL), OSFI’s reversal of its temporary reduction in the SVaR multiplier, and the impact from foreign currency translation on capital requirements. At year end, the CET1 ratio included a benefit of six basis points (October 31, 2020 – 30 basis points) from OSFI transitional adjustment for the partial inclusion of increases in Stage 1 and Stage 2 expected credit losses (ECL) relative to their pre-crisis baseline levels as at January 31, 2020.

The Bank’s Tier 1 capital ratio was 13.9% as at October 31, 2021, an increase of approximately 60 basis points from the prior year, due primarily to the issuance of $1.25 billion and USD $600 million of Tier 1 qualifying Limited Recourse Capital Notes (LRCN), and the above noted impacts to the CET1 capital ratio, partly offset by the redemptions of $850 million of Basel III compliant NVCC preferred shares, a redemption of $409 million of non-qualifying preferred shares, and other regulatory adjustments.

The Total capital ratio was 15.9% as at October 31, 2021, an increase of approximately 40 basis points from 2020, due primarily to the above noted changes to the Tier 1 capital ratio, partly offset by the redemption of $750 million of subordinated debentures and other regulatory adjustments to Tier 2 capital.

The Leverage ratio was 4.8%, an increase of approximately 10 basis points in 2021 as higher Tier 1 capital was partly offset by growth in the Bank’s on and off-balance sheet assets.

The Bank’s capital ratios continue to be well in excess of OSFI’s minimum capital ratio requirements for 2021 of 10.5%, 12.0% and 14.0% for CET1, Tier 1 and Total Capital, respectively. The Bank was well above the OSFI minimum Leverage ratio as at October 31, 2021.

18    Scotiabank Fourth Quarter Press Release 2021

Business Segment Review

Canadian Banking

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)(1)	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Reported Results
Net interest income	$2,082	$2,030	$1,954	$8,030	$7,838
Non-interest income(2)	749	765	612	2,868	2,461

Total revenue	2,831	2,795	2,566	10,898	10,299
Provision for credit losses	(96)	69	330	333	2,073
Non-interest expenses	1,251	1,267	1,186	4,951	4,811
Income tax expense	438	380	272	1,459	879

Net income	$1,238	$1,079	$778	$4,155	$2,536

Net income attributable to equity holders of the Bank	$1,238	$1,079	$778	$4,155	$2,536

Other measures
Return on equity(3)	29.4%	26.1%	18.4%	25.2%	15.1%
Average assets ($ billions)	$398	$384	$363	$381	$359
Average liabilities ($ billions)	$318	$317	$295	$313	$277

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2021 Annual Report to Shareholders.
(2)

Includes net income from investments in associated corporations for the three months ended October 31, 2021 - $18 (July 31, 2021 - $23; October 31, 2020 - $15) and for the year ended October 31, 2021 - $87 (October 31, 2020 - $56).

(3)	Refer to Non-GAAP measures on page 3.

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Adjusted Results(1)
Net interest income	$2,082	$2,030	$1,954	$8,030	$7,838
Non-interest income	749	765	612	2,868	2,461

Total revenue	2,831	2,795	2,566	10,898	10,299
Provision for credit losses(2)	(96)	69	330	333	2,002
Non-interest expenses(3)	1,245	1,262	1,180	4,929	4,789
Income tax expense	440	381	274	1,465	904

Net income	$1,242	$1,083	$782	$4,171	$2,604

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.
(2)	Includes adjustment for Allowance for credit losses – Additional scenario of $71 in the first quarter of 2020.
(3)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2021 – $6 (July 31, 2021 – $5; October 31, 2020 – $6) and for the year ended October 31, 2021 – $22 (October 31, 2020 – $22).

Net income

Q4 2021 vs Q4 2020

Net income attributable to equity holders was $1,238 million, compared to $778 million. Adjusted net income attributable to equity holders was $1,242 million, an increase of $460 million or 59%. The increase was due primarily to lower provision for credit losses and higher revenues, partly offset by higher non-interest expenses.

Q4 2021 vs Q3 2021

Net income attributable to equity holders increased $159 million or 15%. The increase was due primarily to lower provision for credit losses, higher revenues, and lower non-interest expenses.

Total revenue

Q4 2021 vs Q4 2020

Revenues were $2,831 million, up $265 million or 10%, due to higher non-interest income and net interest income.

Q4 2021 vs Q3 2021

Revenues increased $36 million or 1%, due primarily to higher net interest income partially offset by lower non-interest income.

Net interest income

Q4 2021 vs Q4 2020

Net interest income of $2,082 million increased $128 million or 7%, due primarily to strong loan growth, partially offset by margin compression. The net interest margin declined six basis points to 2.20%, primarily driven by changes in business mix, mainly from higher residential mortgages and lower personal loans and credit cards.

Q4 2021 vs Q3 2021

Net interest income increased $52 million or 3%, driven by strong loan growth, partially offset by margin compression. The net interest margin declined three basis points to 2.20%, primarily driven by changes in business mix, with residential mortgage growth outpacing credit card and personal loan growth, and lower deposit growth.

Scotiabank Fourth Quarter Press Release 2021    19

Non-interest income

Q4 2021 vs Q4 2020

Non-interest income of $749 million increased $137 million or 22%. The increase was due primarily to higher banking revenue and mutual fund distribution fees, and elevated private equity gains.

Q4 2021 vs Q3 2021

Non-interest income decreased $16 million or 2% due primarily to lower private equity gains and income from associated corporations, partially offset by higher banking revenue, insurance income, and mutual fund distribution fees.

Provision for credit losses

Q4 2021 vs Q4 2020

The provision for credit losses was a net reversal of $96 million, compared to a provision of $330 million, a decrease of $426 million. The provision for credit losses ratio decreased 47 basis points to negative 10 basis points.

Provision for credit losses on performing loans was a net reversal of $195 million, a decrease of $287 million of which $148 million was related to retail, driven by the more favourable credit and macroeconomic outlook. Commercial provisions decreased $139 million due primarily to the more favourable macroeconomic outlook.

Provision for credit losses on impaired loans was $99 million, compared to $238 million, a decrease of $139 million due primarily to lower retail provisions driven by lower delinquencies. The provision for credit losses ratio on impaired loans was 10 basis points, a decrease of 17 basis points.

Q4 2021 vs Q3 2021

The provision for credit losses was a net reversal of $96 million, a decrease of $165 million. The provision for credit losses ratio decreased 17 basis points to negative 10 basis points.

Provision for credit losses on performing loans was a net reversal of $195 million, compared to a net reversal of $66 million, with a decrease of $86 million in retail provisions and $43 million in commercial provisions. The decrease was driven by the more favourable credit and macroeconomic outlook.

Provision for credit losses on impaired loans was $99 million compared to $135 million, a decrease of $36 million or 27% due primarily to lower retail provisions driven by lower formations. The provision for credit losses ratio on impaired loans was 10 basis points, a decrease of four basis points.

Non-interest expenses

Q4 2021 vs Q4 2020

Non-interest expenses were $1,251 million, up $65 million or 6%, due largely to higher technology and advertising and business development costs to support business growth.

Q4 2021 vs Q3 2021

Non-interest expenses were down $16 million or 1%, driven by lower personnel costs, partly offset by higher advertising and business development costs.

Provision for income taxes

The effective tax rate was 26.2% compared to 26.0% in the prior year and 26.0% in the prior quarter.

Average Assets

Q4 2021 vs Q4 2020

Average assets increased $35 billion or 10% to $398 billion. The growth included $30 billion or 13% in residential mortgages and $7 billion or 11% in business loans and acceptances, partially offset by a decline of $1 billion or 1% in personal loans.

Q4 2021 vs Q3 2021

Average assets increased $14 billion or 4%. The growth included $12 billion or 5% in residential mortgages and $1 billion or 2% in business loans and acceptances.

Average Liabilities

Q4 2021 vs Q4 2020

Average liabilities increased $23 billion or 8% to $318 billion. The growth included $17 billion or 18% in non-personal deposits and $3 billion or 1% in personal deposits.

Q4 2021 vs Q3 2021

Average liabilities increased $1 billion to $318 billion. The growth of 2% in non-personal deposits was largely offset by a decline of 1% in personal deposits.

20    Scotiabank Fourth Quarter Press Release 2021

International Banking

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)(1)	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Reported Results
Net interest income	$1,589	$1,586	$1,785	$6,625	$7,603
Non-interest income(2)(3)	728	776	763	2,993	3,207

Total revenue	2,317	2,362	2,548	9,618	10,810
Provision for credit losses	314	339	736	1,574	3,613
Non-interest expenses	1,259	1,299	1,424	5,254	5,943
Income tax expense	137	160	55	635	182

Net income	$607	$564	$333	$2,155	$1,072

Net income attributable to non-controlling interests in subsidiaries	79	78	70	332	92
Net income attributable to equity holders of the Bank	$528	$486	$263	$1,823	$980

Other measures
Return on equity(4)	12.0%	11.1%	5.6%	10.4%	5.0%
Average assets ($ billions)	$192	$191	$202	$194	$206
Average liabilities ($ billions)	$146	$146	$153	$149	$155

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2021 Annual Report to Shareholders.
(2)

Includes net income from investments in associated corporations for the three months ended October 31, 2021 - $52 (July 31, 2021 - $52; October 31, 2020 - $38) and for the year ended October 31, 2021 - $206 (October 31, 2020 - $243).

(3)	Includes one additional month of earnings relating to Mexico of $51 (after tax and NCI $37) in the first quarter of 2020. (4) Refer to Non-GAAP Measures on page 3.

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Adjusted Results(1)
Net interest income	$1,589	$1,586	$1,785	$6,625	$7,603
Non-interest income	728	776	763	2,993	3,207

Total revenue	2,317	2,362	2,548	9,618	10,810
Provision for credit losses(2)	314	339	736	1,574	3,536
Non-interest expenses(3)(4)	1,249	1,288	1,397	5,209	5,742
Income tax expense	140	164	62	648	260

Net income	$614	$571	$353	$2,187	$1,272

Net income attributable to non-controlling interests in subsidiaries	79	78	70	332	124
Net income attributable to equity holders of the Bank	$535	$493	$283	$1,855	$1,148

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.
(2)	Includes adjustment for Allowance for credit losses - Additional scenario of $77 in the first quarter of 2020.
(3)	Includes adjustment for Integration costs for the three months ended October 31, 2020 - $16 and for the year ended October 31, 2020 - $154.
(4)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2021 – $10 (July 31, 2021 – $11; October 31, 2020 – $11) and for the year ended October 31, 2021 – $45 (October 31, 2020 – $47).

Net income

Q4 2021 vs Q4 2020

Net income attributable to equity holders was $528 million, compared to $263 million. Adjusted net income attributable to equity holders increased to $535 million from $283 million. This increase was driven by lower provision for credit losses and lower non-interest expenses, partially offset by lower revenues, higher income taxes, and the negative impact of foreign currency translation.

Q4 2021 vs Q3 2021

Net income attributable to equity holders increased $42 million or 9%. Adjusted net income attributable to equity holders increased by $42 million or 8%. This was due largely to lower non-interest expenses, provision for credit losses and income taxes, partially offset by lower revenues.

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Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis. Constant dollar basis excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures on page 10). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.

Reported results on a constant dollar basis

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Net interest income	$1,589	$1,575	$1,668	$6,625	$7,060
Non-interest income	728	770	723	2,993	3,015

Total revenue	2,317	2,345	2,391	9,618	10,075
Provision for credit losses	314	335	674	1,574	3,369
Non-interest expenses	1,259	1,295	1,358	5,254	5,603
Income tax expense	137	159	51	635	159

Net income	$607	$556	$308	$2,155	$944

Net income attributable to non-controlling interests in subsidiaries	79	76	64	332	87
Net income attributable to equity holders of the Bank	$528	$480	$244	$1,823	$857

Adjusted results on a constant dollar basis

	For the three months ended			For the year ended
(Unaudited)($ millions) (Taxable equivalent basis)	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Net interest income	$1,589	$1,575	$1,668	$6,625	$7,060
Non-interest income	728	770	723	2,993	3,015

Total revenue	2,317	2,345	2,391	9,618	10,075
Provision for credit losses	314	335	674	1,574	3,297
Non-interest expenses	1,249	1,285	1,333	5,209	5,414
Income tax expense	140	161	57	648	231

Net income	$614	$564	$327	$2,187	$1,133

Net income attributable to non-controlling interests in subsidiaries	79	76	64	332	117
Net income attributable to equity holders of the Bank	$535	$488	$263	$1,855	$1,016

Net income

Q4 2021 vs Q4 2020

Net income attributable to equity holders was $528 million, compared to $244 million. Adjusted net income attributable to equity holders increased to $535 million from $263 million. This increase was driven by lower provision for credit losses and lower non-interest expenses, partially offset by lower revenues, and higher income taxes.

Q4 2021 vs Q3 2021

Net income attributable to equity holders increased $48 million or 10% from $480 million. Adjusted net income attributable to equity holders increased by $47 million or 10%, compared to $488 million last quarter. This was due largely to lower non-interest expenses, lower provision for credit losses and lower income taxes, partially offset by lower revenues.

Total revenue

Q4 2021 vs Q4 2020

Revenues were $2,317 million, a decrease of $74 million or 3%, driven primarily by lower net interest income, partially offset by higher non-interest income.

Q4 2021 vs Q3 2021

Revenues decreased by $28 million, or 1%, driven primarily by lower non-interest income, partially offset by higher net interest income.

Net interest income

Q4 2021 vs Q4 2020

Net interest income was $1,589 million, down 5%, driven by margin compression and lower personal loan and credit card balances, partially offset by growth in mortgages and commercial loans. Net interest margin declined by 28 basis points to 3.69% due primarily to changes in business mix from lower credit card balances.

Q4 2021 vs Q3 2021

Net interest income increased $14 million, up 1%, due primarily to an increase in commercial loans and residential mortgages. Net interest margin declined by three basis points to 3.69% due primarily to changes in business mix, mainly from a 2% decline in credit card balances and a 4% increase in commercial loans.

22    Scotiabank Fourth Quarter Press Release 2021

Non-interest income

Q4 2021 vs Q4 2020

Non-interest income was $728 million, up 1%, due to higher banking fees and income from associated corporations, partially offset lower investment gains, and card fees.

Q4 2021 vs Q3 2021

Non-interest income decreased $42 million, or 5% due to lower investment gains, capital market revenues and insurance services income, partially offset by higher banking fees.

Provision for credit losses

Q4 2021 vs Q4 2020

The provision for credit losses was $314 million, compared to $674 million, a decrease of $360 million or 53%. The provision for credit losses ratio decreased 116 basis points to 91 basis points.

Provision for credit losses on performing loans was a net reversal of $93 million, a decrease of $246 million of which $194 million related to retail portfolio mainly driven by credit migration and the more favourable macroeconomic outlook this quarter. The remaining decrease was driven by lower commercial provisions due to the more favourable macroeconomic outlook.

Provision for credit losses on impaired loans was $407 million compared to $521 million, a decrease of $114 million or 22% due primarily to lower retail provisions driven by lower formations. The provision for credit losses ratio on impaired loans was 118 basis points, a decrease of 40 basis points.

Q4 2021 vs Q3 2021

The provision for credit losses was $314 million, compared to $335 million, a decrease of $21 million or 6%. The provision for credit losses ratio decreased nine basis points to 91 basis points.

Provision for credit losses on performing loans was a net reversal of $93 million, compared to a net reversal of $361 million last quarter. The provision reversals were mainly in the retail portfolio driven by the more favourable macroeconomic outlook and credit migration this quarter.

Provision for credit losses on impaired loans was $407 million compared to $696 million, a decrease of 41% due primarily to lower retail provisions driven by lower formations. The provision for credit losses ratio on impaired loans decreased 90 basis points to 118 basis points.

Non-interest expenses

Q4 2021 vs Q4 2020

Non-interest expenses were $1,259 million compared to $1,358 million last year, down $99 million or 7%. On an adjusted basis, non-interest expenses were $1,249 million, down $84 million or 6%. The decrease was driven by lower salaries and employee benefits, technology costs, premises costs and professional fees.

Q4 2021 vs Q3 2021

Non-interest expenses were $1,259 million compared to $1,295 million. Adjusted non-interest expenses decreased $36 million or 3% from $1,285 million last quarter. The decrease was driven by lower salaries and employee benefits, technology costs, and premises costs, mainly in the Caribbean and Central America region.

Provision for income taxes

Q4 2021 vs Q4 2020

The effective tax rate was 18.4%, compared to 14.2% last year. On an adjusted basis, the effective tax rate was 18.6%, compared to 15.0% last year, due primarily to higher provision for credit losses in entities that operate in higher tax rate jurisdictions recorded last year.

Q4 2021 vs Q3 2021

The effective tax rate was 18.4%, compared to 22.1% last quarter due primarily to higher inflationary adjustments in Mexico and Chile.

Average Assets

Q4 2021 vs Q4 2020

Average assets of $192 billion, increased $1 billion. Total loan growth of 2% was driven by a 3% increase in commercial loans and 8% increase in residential mortgages, partially offset by a 9% decrease in personal loans and credit card balances.

Q4 2021 vs Q3 2021

Average assets increased by 2%. Loans grew by 3% driven by a 4% increase in commercial loans and 3% increase in residential mortgages.

Average Liabilities

Q4 2021 vs Q4 2020

Average liabilities of $146 billion were up 1%, while total deposits were flat.

Q4 2021 vs Q3 2021

Average liabilities increased by $842 million or 1%, while total deposits decreased 1% driven by a decline of non-personal deposits.

Scotiabank Fourth Quarter Press Release 2021    23

Global Wealth Management

	For the three months ended			For the year ended
(Unaudited)($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(1)	2021	2021	2020	2021	2020
Reported Results
Net interest income	$161	$160	$144	$628	$575
Non-interest income	1,186	1,175	1,021	4,752	4,009

Total revenue	1,347	1,335	1,165	5,380	4,584
Provision for credit losses	1	(1)	3	2	7
Non-interest expenses	824	812	726	3,255	2,878
Income tax expense	135	132	111	549	437

Net income	$387	$392	$325	$1,574	$1,262

Net income attributable to non-controlling interests in subsidiaries	2	2	2	9	10
Net income attributable to equity holders of the Bank	$385	$390	$323	$1,565	$1,252

Other measures
Return on equity(2)	16.3%	16.5%	13.9%	16.7%	13.5%
Assets under administration ($ billions)(3)	$597	$582	$500	$597	$500
Assets under management ($ billions)(3)	$346	$341	$290	$346	$290

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2021 Annual Report to Shareholders.
(2)	Refer to Non-GAAP measures on page 3.
(3)	Prior period amounts have been restated to appropriately reflect certain intercompany items.

	For the three months ended			For the year ended
(Unaudited)($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)	2021	2021	2020	2021	2020
Adjusted Results(1)
Net interest income	$161	$160	$144	$628	$575
Non-interest income	1,186	1,175	1,021	4,752	4,009

Total revenue	1,347	1,335	1,165	5,380	4,584
Provision for credit losses(2)	1	(1)	3	2	6
Non-interest expenses(3)(4)	815	804	713	3,219	2,818
Income tax expense	137	133	114	558	453

Net income	$394	$399	$335	$1,601	$1,307

Net income attributable to non-controlling interests in subsidiaries	2	2	2	9	10
Net income attributable to equity holders of the Bank	$392	$397	$333	$1,592	$1,297

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.
(2)	Includes adjustment for Allowance for credit losses – Additional scenario of $1 in the first quarter of 2020.
(3)	Includes adjustment for Integration costs for the three months ended October 31, 2020 – $4 and for the year ended October 31, 2020 – $23.
(4)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2021 – $9 (July 31, 2021 – $8; October 31, 2020 – $9) and for the year ended October 31, 2021 – $36 (October 31, 2020 – $37).

Net income

Q4 2021 vs Q4 2020

Net income attributable to equity holders was $385 million, an increase of $62 million or 20%. Adjusted net income attributable to equity holders increased to $392 million, up $59 million or 18%, due primarily to higher mutual fund fees and brokerage revenues, partially offset by higher volume-related expenses.

Q4 2021 vs Q3 2021

Net income attributable to equity holders decreased $5 million or 1%, due primarily to lower brokerage fees from reduced iTrade volumes, partially offset by higher mutual fund fees.

Total revenue

Q4 2021 vs Q4 2020

Revenues were $1,347 million, up $182 million or 16% due primarily to higher fee income driven by growth in client assets from market appreciation and higher net sales, higher brokerage revenues, and higher net interest income from growth in Private Banking loans.

Q4 2021 vs Q3 2021

Revenues were up $12 million or 1% due primarily to higher fee income driven by growth in client assets from market appreciation and higher net sales.

Provision for credit losses

Q4 2021 vs Q4 2020

24    Scotiabank Fourth Quarter Press Release 2021

The provision for credit losses was $1 million, a decrease of $2 million from last year. The provision for credit losses ratio was two basis points.

Q4 2021 vs Q3 2021

The provision for credit losses was $1 million, an increase of $2 million. The provision for credit losses ratio was two basis points.

Non-interest expenses

Q4 2021 vs Q4 2020

Non-interest expenses of $824 million were up $98 million or 13%, driven mainly by higher volume-related expenses, primarily performance-based compensation and distribution expenses, along with higher technology costs to support business growth initiatives.

Q4 2021 vs Q3 2021

Non-interest expenses were up $12 million or 1%, due largely to higher technology costs to support business growth initiatives.

Provision for income taxes

The effective tax rate was 25.9% compared to 25.6% in the prior year and 25.2% in the prior quarter.

Assets under management (AUM) and assets under administration (AUA)

Q4 2021 vs Q4 2020

Assets under management of $346 billion increased $56 billion or 19%, while assets under administration of $597 billion increased $97 billion or 19%, due primarily to higher net sales and market appreciation.

Q4 2021 vs Q3 2021

Assets under management increased $5 billion or 1%, and assets under administration increased $15 billion or 2%, due primarily to higher net sales and market appreciation.

Global Banking and Markets

	For the three months ended			For the year ended
(Unaudited)($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(1)	2021	2021	2020	2021	2020
Reported Results
Net interest income	$365	$363	$350	$1,436	$1,435
Non-interest income	812	890	860	3,587	3,947

Total revenue	1,177	1,253	1,210	5,023	5,382
Provision for credit losses	(50)	(27)	62	(100)	390
Non-interest expenses	591	620	583	2,458	2,473
Income tax expense	134	147	105	590	564

Net income	$502	$513	$460	$2,075	$1,955

Net income attributable to equity holders of the Bank	$502	$513	$460	$2,075	$1,955

Other measures
Return on equity(2)	15.5%	16.1%	14.6%	16.5%	14.8%
Average assets ($ billions)	$409	$401	$389	$401	$412
Average liabilities ($ billions)	$382	$373	$387	$385	$379

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2021 Annual Report to Shareholders.
(2)	Refer to Non-GAAP measures on page 3.

	For the three months ended			For the year ended
(Unaudited)($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)	2021	2021	2020	2021	2020
Adjusted Results(1)
Net interest income	$365	$363	$350	$1,436	$1,435
Non-interest income(2)	812	890	860	3,587	4,049

Total revenue	1,177	1,253	1,210	5,023	5,484
Provision for credit losses(3)	(50)	(27)	62	(100)	384
Non-interest expenses	591	620	583	2,458	2,473
Income tax expense	134	147	105	590	593

Net income	$502	$513	$460	$2,075	$2,034

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.
(2)	Includes adjustment for derivatives valuation of $102 in the first quarter of 2020.
(3)	Includes adjustment for Allowance for credit losses—Additional scenario of $6 in the first quarter of 2020.

Net income

Q4 2021 vs Q4 2020

Net income attributable to equity holders was $502 million, an increase of $42 million or 9%, due mainly to higher net interest income and lower provision for credit losses, partially offset by lower non-interest income, higher non-interest expenses, and the negative impact of foreign currency translation.

Scotiabank Fourth Quarter Press Release 2021    25

Q4 2021 vs Q3 2021

Net income attributable to equity holders decreased by $11 million or 2%, due mainly to lower non-interest income, partially offset by higher net interest income, lower provision for credit losses, lower non-interest expenses and the positive impact of foreign currency translation.

Total revenue

Q4 2021 vs Q4 2020

Revenues were $1,177 million, a decrease of $33 million or 3% due primarily to lower trading-related revenues and the negative impact of foreign currency translation, partially offset by an increase in net interest income.

Q4 2021 vs Q3 2021

Revenues decreased by $76 million or 6% due mainly to lower non-interest income including lower trading-related revenue and underwriting and advisory fees, partially offset by higher net interest income and the positive impact of foreign currency translation.

Net interest income

Q4 2021 vs Q4 2020

Net interest income was $365 million, an increase of $15 million or 4%, due mainly to higher lending margins, partially offset by lower lending volumes and the unfavourable impact of foreign currency translation.

Q4 2021 vs Q3 2021

Net interest income increased by $2 million or 1%, due mainly to higher lending volumes.

Non-interest income

Q4 2021 vs Q4 2020

Non-interest income was $812 million, a decrease of $48 million or 6%, due mainly to lower fixed income trading-related revenues and the negative impact of foreign currency translation, partially offset by higher equities trading-related revenues and higher advisory fees.

Q4 2021 vs Q3 2021

Non-interest income decreased by $78 million or 9% due mainly to lower underwriting and advisory fees, and lower trading-related revenues primarily fixed income.

Provision for credit losses

Q4 2021 vs Q4 2020

The provision for credit losses was a net reversal of $50 million, a decrease of $112 million. The provision for credit losses ratio was negative 18 basis points, a decrease of 42 basis points.

Provision for credit losses on performing loans was a net reversal of $52 million, a decrease of $80 million due primarily to an improving macroeconomic outlook.

Provision for credit losses on impaired loans was $2 million, a decrease of $32 million due primarily to lower provisions in the Energy portfolio. The provision for credit losses ratio on impaired loans was one basis point, a decrease of 12 basis points.

Q4 2021 vs Q3 2021

The provision for credit losses was a net reversal of $50 million, compared to a net reversal of $27 million last quarter, a decrease of $23 million. The provision for credit losses ratio was negative 18 basis points, a decrease of 7 basis points.

Provision for credit losses on performing loans was a net reversal of $52 million compared to a net reversal of $33 million last quarter. The provision reversals were driven primarily due to an improving macroeconomic outlook.

Provision for credit losses on impaired loans was $2 million compared to $6 million, a decrease of $4 million. The provision for credit losses ratio on impaired loans was one basis point, a decrease of two basis points.

Non-interest expenses

Q4 2021 vs Q4 2020

Non-interest expenses were $591 million, up $8 million or 1%, due mainly to increases in technology costs to support business development, partially offset by lower personnel costs and impact of foreign currency translation.

Q4 2021 vs Q3 2021

Non-interest expenses decreased $29 million or 5% due mainly to lower personnel costs, partially offset by higher technology costs to support business development.

Provision for income taxes

Q4 2021 vs Q4 2020

The effective tax rate for the quarter was 21.0% compared to 18.5% in the prior year. The changes were due mainly to the change in earnings mix across jurisdictions.

26    Scotiabank Fourth Quarter Press Release 2021

Q4 2021 vs Q3 2021

The effective tax rate for the quarter was 21.0% compared to 22.3% in the prior year. The changes were due mainly to the change in earnings mix across jurisdictions.

Average Assets

Q4 2021 vs Q4 2020

Average assets were $409 billion, an increase of $20 billion or 5%, due mainly to an increase in trading securities partially offset by lower loans and the negative impact of foreign currency translation.

Q4 2021 vs Q3 2021

Average assets increased $8 billion or 2%, due mainly to an increase in loans and securities purchased under resale agreements and positive impact of foreign currency translation.

Average Liabilities

Q4 2021 vs Q4 2020

Average liabilities of $382 billion were lower by $5 billion or 1%, due mainly to lower securities sold under repurchase agreements, decreases in derivative-related liabilities and the negative impact of foreign currency translation, partially offset by growth in deposits.

Q4 2021 vs Q3 2021

Average liabilities increased $9 billion or 2%, due mainly to higher deposits, higher securities sold under repurchase agreements and the positive impact of foreign currency translation.

Scotiabank Fourth Quarter Press Release 2021    27

Other

	For the three months ended			For the year ended
(Unaudited)($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(1)	2021	2021	2020	2021	2020
Reported Results
Net interest income	$20	$78	$25	$242	$(131)
Non-interest income	(5)	(66)	(9)	91	392

Total revenue	15	12	16	333	261
Provision for credit losses	(1)	—	—	(1)	1
Non-interest expenses	346	99	138	700	751
Income tax expense	(155)	(81)	(125)	(362)	(519)

Net income (loss)	$(175)	$(6)	$3	$(4)	$28

Net income (loss) attributable to non-controlling interests in subsidiaries	(11)	1	—	(10)	(27)
Net income (loss) attributable to equity holders of the Bank	$(164)	$(7)	$3	$6	$55

Other measures
Average assets ($ billions)	$144	$143	$159	$152	$158
Average liabilities ($ billions)	$206	$194	$195	$193	$240

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2021 Annual Report to Shareholders.

	For the three months ended			For the year ended
(Unaudited)($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)	2021	2021	2020	2021	2020
Adjusted Results(1)
Net interest income	$20	$78	$25	$242	$(131)
Non-interest income(2)(3)	(5)	(66)	(9)	91	93

Total revenue	15	12	16	333	(38)
Provision for credit losses	(1)	—	—	(1)	1
Non-interest expenses(3)(4)(5)	158	99	130	512	692
Income tax expense	(106)	(81)	(122)	(313)	(475)

Net income (loss)	$(36)	$(6)	$8	$135	$(256)

Net income (loss) attributable to non-controlling interests in subsidiaries	(1)	1	—	—	1
Net income (loss) attributable to equity holders of the Bank	$(35)	$(7)	$8	$135	$(257)

(1)	Refer to Non-GAAP Measures for the reconciliation of reported and adjusted results.
(2)	Includes adjustment for derivatives valuation of $14 in the first quarter of 2020.
(3)	Includes adjustment for Net (gain)/loss on divestitures for the three months ended October 31, 2020—$8 and for the year ended October 31, 2020—$(298).
(4)	Includes adjustment for software impairment charge of $44 in the first quarter of 2020.
(5)	Includes adjustment for restructuring and other provisions of $188 in the fourth quarter of 2021.

The Other segment includes Group Treasury, smaller operating segments, Net gain/loss on divestitures and other corporate items which are not allocated to a business line.

Net income

Q4 2021 vs Q4 2020

Net income attributable to equity holders was a net loss of $164 million compared to a net income of $3 million in the prior year. The decrease of $167 million was due primarily to the impact of the restructuring and other provisions of $129 million this quarter. Adjusted net income attributable to equity holders was a loss of $35 million, down $43 million due to higher expenses and higher income taxes.

Q4 2021 vs Q3 2021

Net income attributable to equity holders decreased $157 million from the prior quarter, due mainly to the impact of the restructuring and other provisions this quarter. Adjusted net income decreased $28 million, due to higher expenses.

28    Scotiabank Fourth Quarter Press Release 2021

Consolidated Statement of Financial Position

	As at
	October 31	July 31	October 31
(Unaudited) ($ millions)	2021	2021	2020
Assets
Cash and deposits with financial institutions	$86,323	$75,881	$76,460
Precious metals	755	759	1,181
Trading assets
Securities	137,148	133,575	108,331
Loans	8,113	6,793	8,352
Other	1,051	752	1,156

	146,312	141,120	117,839
Securities purchased under resale agreements and securities borrowed	127,739	129,013	119,747
Derivative financial instruments	42,302	41,904	45,065
Investment securities	75,199	81,734	111,389
Loans
Residential mortgages	319,678	310,370	284,684
Personal loans	91,540	91,544	93,758
Credit cards	12,450	12,194	14,797
Business and government	218,944	219,720	217,663

	642,612	633,828	610,902
Allowance for credit losses	5,626	6,079	7,639

	636,986	627,749	603,263
Other
Customers’ liability under acceptances, net of allowance	20,404	17,023	14,228
Property and equipment	5,621	5,538	5,897
Investments in associates	2,604	2,504	2,475
Goodwill and other intangible assets	16,604	16,703	17,015
Deferred tax assets	2,051	2,108	2,185
Other assets	21,944	21,393	19,722

	69,228	65,269	61,522

Total assets	$1,184,844	$1,163,429	$1,136,466

Liabilities
Deposits
Personal	$243,551	$247,462	$246,135
Business and government	511,348	503,314	464,619
Financial institutions	42,360	43,610	40,084

	797,259	794,386	750,838
Financial instruments designated at fair value through profit or loss	22,493	21,961	18,899
Other
Acceptances	20,441	17,085	14,305
Obligations related to securities sold short	40,954	43,276	31,902
Derivative financial instruments	42,203	38,894	42,247
Obligations related to securities sold under repurchase agreements and securities lent	123,469	112,516	137,763
Subordinated debentures	6,334	6,418	7,405
Other liabilities	58,799	56,732	62,604

	292,200	274,921	296,226

Total liabilities	1,111,952	1,091,268	1,065,963

Equity
Common equity
Common shares	18,507	18,493	18,239
Retained earnings	51,354	50,044	46,345
Accumulated other comprehensive income (loss)	(5,333)	(3,986)	(2,125)
Other reserves	222	169	360

Total common equity	64,750	64,720	62,819
Preferred shares and other equity instruments	6,052	5,299	5,308

Total equity attributable to equity holders of the Bank	70,802	70,019	68,127
Non-controlling interests in subsidiaries	2,090	2,142	2,376

Total equity	72,892	72,161	70,503

Total liabilities and equity	$1,184,844	$1,163,429	$1,136,466

Scotiabank Fourth Quarter Press Release 2021    29

Consolidated Statement of Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Revenue
Interest income(1)
Loans	$5,751	$5,648	$6,104	$23,159	$26,977
Securities	343	354	458	1,467	2,035
Securities purchased under resale agreements and securities borrowed	45	49	51	178	286
Deposits with financial institutions	47	50	39	182	414

	6,186	6,101	6,652	24,986	29,712

Interest expense
Deposits	1,513	1,540	2,055	6,465	10,731
Subordinated debentures	46	43	50	180	240
Other	410	301	289	1,380	1,421

	1,969	1,884	2,394	8,025	12,392

Net interest income	4,217	4,217	4,258	16,961	17,320

Non-interest income
Card revenues	187	177	181	749	789
Banking services fees	414	400	376	1,598	1,540
Credit fees	368	382	345	1,485	1,348
Mutual funds	605	580	506	2,394	1,945
Brokerage fees	265	263	225	1,039	902
Investment management and trust	251	252	238	994	946
Underwriting and other advisory	144	198	152	724	690
Non-trading foreign exchange	179	194	169	787	708
Trading revenues	409	478	498	2,033	2,411
Net gain on sale of investment securities	83	80	182	419	607
Net income from investments in associated corporations	96	73	49	339	242
Insurance underwriting income, net of claims	102	83	120	398	497
Other fees and commissions	153	171	151	677	688
Other	214	209	55	655	703

	3,470	3,540	3,247	14,291	14,016

Total revenue	7,687	7,757	7,505	31,252	31,336
Provision for credit losses	168	380	1,131	1,808	6,084

	7,519	7,377	6,374	29,444	25,252

Non-interest expenses
Salaries and employee benefits	2,054	2,131	2,071	8,541	8,624
Premises and technology	598	597	607	2,351	2,408
Depreciation and amortization	383	373	407	1,511	1,546
Communications	93	86	93	369	418
Advertising and business development	126	93	96	404	445
Professional	242	211	184	789	753
Business and capital taxes	120	122	123	511	517
Other	655	484	476	2,142	2,145

	4,271	4,097	4,057	16,618	16,856

Income before taxes	3,248	3,280	2,317	12,826	8,396
Income tax expense	689	738	418	2,871	1,543

Net income	$2,559	$2,542	$1,899	$9,955	$6,853

Net income attributable to non-controlling interests in subsidiaries	70	81	72	331	75

Net income attributable to equity holders of the Bank	$2,489	$2,461	$1,827	$9,624	$6,778
Preferred shareholders and other equity instrument holders	78	35	82	233	196
Common shareholders	$2,411	$2,426	$1,745	$9,391	$6,582

Earnings per common share (in dollars)
Basic	$1.98	$2.00	$1.44	$7.74	$5.43
Diluted	1.97	1.99	1.42	7.70	5.30
Dividends paid per common share (in dollars)	0.90	0.90	0.90	3.60	3.60

(1)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $6,080 for the three months ended October 31, 2021 (July 31, 2021—$5,989; October 31, 2020—$6,510) and for the year ended October 31, 2021—$24,547 (October 31, 2020—$29,173).

30    Scotiabank Fourth Quarter Press Release 2021

Consolidated Statement of Comprehensive Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2021	July 31 2021	October 31 2020	October 31 2021	October 31 2020
Net income	$2,559	$2,542	$1,899	$9,955	$6,853
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(1,059)	(94)	(548)	(4,515)	(2,433)
Net gains (losses) on hedges of net investments in foreign operations	232	(56)	6	1,307	347
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(9)	2	16	(31)	62
Net gains (losses) on hedges of net investments in foreign operations	61	(15)	1	343	91

	(879)	(137)	(559)	(3,520)	(2,239)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(647)	(18)	(235)	(1,341)	1,495
Reclassification of net (gains) losses to net income	294	(128)	139	522	(1,091)
Income tax expense (benefit):
Net gains (losses) in fair value	(189)	11	(59)	(346)	387
Reclassification of net (gains) losses to net income	75	(33)	37	127	(276)

	(239)	(124)	(74)	(600)	293
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(1,754)	230	(661)	(1,267)	2,543
Reclassification of net (gains) losses to net income	830	72	385	176	(2,604)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(518)	(10)	(181)	(471)	689
Reclassification of net (gains) losses to net income	272	81	106	186	(718)

	(678)	231	(201)	(806)	(32)

Other comprehensive income (loss) from investments in associates	6	4	7	37	(2)

Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	398	(111)	291	1,815	(620)
Income tax expense (benefit)	106	(32)	76	480	(155)

	292	(79)	215	1,335	(465)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	96	84	(44)	532	(122)
Income tax expense (benefit)	25	17	(17)	124	(37)

	71	67	(27)	408	(85)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(24)	72	(211)	(270)	(404)
Income tax expense (benefit)	(7)	19	(55)	(71)	(106)

	(17)	53	(156)	(199)	(298)

Other comprehensive income (loss) from investments in associates	—	—	—	5	(8)

Other comprehensive income (loss)	(1,444)	15	(795)	(3,340)	(2,836)

Comprehensive income (loss)	$1,115	$2,557	$1,104	$6,615	$4,017

Comprehensive income (loss) attributable to non-controlling interests	(27)	29	—	125	(93)

Comprehensive income (loss) attributable to equity holders of the Bank	$1,142	$2,528	$1,104	$6,490	$4,110
Preferred shareholders and other equity instrument holders	78	35	82	233	196
Common shareholders	$1,064	$2,493	$1,022	$6,257	$3,914

Scotiabank Fourth Quarter Press Release 2021    31

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves		Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries		Total
Balance as at October 31, 2020	$18,239	$46,345	$(1,328)	$330	$(163)	$639	$(1,603)	$360		$62,819	$5,308	$68,127	$2,376		$70,503
Net income	—	9,391	—	—	—	—	—	—		9,391	233	9,624	331		9,955
Other comprehensive income (loss)	—	—	(3,322)	(600)	460	(844)	1,172	—		(3,134)	—	(3,134)	(206)		(3,340)

Total comprehensive income	$—	$9,391	$(3,322)	$(600)	$460	$(844)	$1,172	$—		$6,257	$233	$6,490	$125		$6,615
Shares/instruments issued	268	—	—	—	—	—	—	(25)		243	2,003	2,246	—		2,246
Shares repurchased/redeemed	—	—	—	—	—	—	—	—		—	(1,259)	(1,259)	—		(1,259)
Dividends and distributions paid to equity holders	—	(4,371)	—	—	—	—	—	—		(4,371)	(233)	(4,604)	(123)		(4,727)
Share-based payments(3)	—	—	—	—	—	—	—	7		7	—	7	—		7
Other	—	(11)	(59)	—	(6)	(9)	—	(120	)(4)	(205)	—	(205)	(288	)(4)	(493)

Balance as at October 31, 2021	$18,507	$51,354	$(4,709)	$(270)	$291	$(214)	$(431)	$222		$64,750	$6,052	$70,802	$2,090		$72,892

Balance as at October 31, 2019	$18,264	$44,439	$800	$37	$(55)	$650	$(862)	$365		$63,638	$3,884	$67,522	$2,670		$70,192
Net income	—	6,582	—	—	—	—	—	—		6,582	196	6,778	75		6,853
Other comprehensive income (loss)	—	—	(2,128)	293	(81)	(11)	(741)	—		(2,668)	—	(2,668)	(168)		(2,836)

Total comprehensive income	$—	$6,582	$(2,128)	$293	$(81)	$(11)	$(741)	$—		$3,914	$196	$4,110	$(93)		$4,017
Shares/instruments issued	59	—	—	—	—	—	—	(9)		50	1,689	1,739	—		1,739
Shares repurchased/redeemed	(84)	(330)	—	—	—	—	—	—		(414)	(265)	(679)	—		(679)
Dividends and distributions paid to equity holders	—	(4,363)	—	—	—	—	—	—		(4,363)	(196)	(4,559)	(148)		(4,707)
Share-based payments(3)	—	—	—	—	—	—	—	5		5	—	5	—		5
Other	—	17	—	—	(27)	—	—	(1)		(11)	—	(11)	(53	)(4)	(64)

Balance as at October 31, 2020	$18,239	$46,345	$(1,328)	$330	$(163)	$639	$(1,603)	$360		$62,819	$5,308	$68,127	$2,376		$70,503

Balance as at October 31, 2018	$18,234	$41,414	$1,441	$(68)	$(126)	$(121)	$(134)	$404		$61,044	$4,184	$65,228	$2,452		$67,680
Cumulative effect of adopting IFRS 15	—	(58)	—	—	—	—	—	—		(58)	—	(58)	—		(58)

Balance as at November 1, 2018	18,234	41,356	1,441	(68)	(126)	(121)	(134)	404		60,986	4,184	65,170	2,452		67,622
Net income	—	8,208	—	—	—	—	—	—		8,208	182	8,390	408		8,798
Other comprehensive income (loss)	—	—	(641)	105	71	771	(728)	—		(422)	—	(422)	(203)		(625)

Total comprehensive income	$—	$8,208	$(641)	$105	$71	$771	$(728)	$—		$7,786	$182	$7,968	$205		$8,173
Shares issued	255	—	—	—	—	—	—	(37)		218	—	218	—		218
Shares repurchased/redeemed	(225)	(850)	—	—	—	—	—	—		(1,075)	(300)	(1,375)	—		(1,375)
Dividends and distributions paid to equity holders	—	(4,260)	—	—	—	—	—	—		(4,260)	(182)	(4,442)	(150)		(4,592)
Share-based payments(3)	—	—	—	—	—	—	—	7		7	—	7	—		7
Other	—	(15)	—	—	—	—	—	(9	)(4)	(24)	—	(24)	163	(4)	139

Balance as at October 31, 2019	$18,264	$44,439	$800	$37	$(55)	$650	$(862)	$365		$63,638	$3,884	$67,522	$2,670		$70,192

(1)	Includes undistributed retained earnings of $60 (2020—$64; 2019—$61) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 26).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions.

32    Scotiabank Fourth Quarter Press Release 2021

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the year ended
Sources (uses) of cash flows	October 31 2021	October 31 2020	October 31 2021	October 31 2020
Cash flows from operating activities
Net income	$2,559	$1,899	$9,955	$6,853
Adjustment for:
Net interest income	(4,217)	(4,258)	(16,961)	(17,320)
Depreciation and amortization	383	407	1,511	1,546
Provision for credit losses	168	1,131	1,808	6,084
Equity-settled share-based payment expense	1	—	7	5
Net gain on sale of investment securities	(83)	(182)	(419)	(607)
Net (gain)/loss on divestitures	(6)	(1)	9	(307)
Net income from investments in associated corporations	(96)	(49)	(339)	(242)
Income tax expense	689	418	2,871	1,543
Changes in operating assets and liabilities:
Trading assets	(6,608)	5,446	(33,995)	9,945
Securities purchased under resale agreements and securities borrowed	(80)	5,777	(14,202)	12,781
Loans	(15,900)	6,802	(55,748)	(25,486)
Deposits	10,470	(12,793)	78,569	27,982
Obligations related to securities sold short	(2,016)	(1,799)	10,078	1,195
Obligations related to securities sold under repurchase agreements and securities lent	12,278	966	(7,709)	11,722
Net derivative financial instruments	1,380	(2,580)	2,123	(1,949)
Other, net	3,093	3,465	(5,300)	7,527
Dividends received	284	204	969	824
Interest received	6,128	7,031	25,425	29,572
Interest paid	(1,929)	(2,406)	(8,766)	(13,042)
Income tax paid	(501)	(623)	(2,693)	(1,962)

Net cash from/(used in) operating activities	5,997	8,855	(12,807)	56,664

Cash flows from investing activities
Interest-bearing deposits with financial institutions	(10,223)	(17,490)	(15,006)	(30,346)
Purchase of investment securities	(21,269)	(19,544)	(72,259)	(147,629)
Proceeds from sale and maturity of investment securities	26,552	30,207	103,765	119,033
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	(50)	—	(717)	3,938
Property and equipment, net of disposals	(191)	(203)	(462)	(771)
Other, net	(285)	(212)	(624)	(684)

Net cash from/(used in) investing activities	(5,466)	(7,242)	14,697	(56,459)

Cash flows from financing activities
Redemption/repurchase of subordinated debentures	—	(3)	(750)	(9)
Proceeds from preferred shares and other equity instruments issued	753	—	2,003	1,689
Redemption of preferred shares	—	—	(1,259)	(265)
Proceeds from common shares issued	14	3	268	59
Common shares purchased for cancellation	—	—	—	(414)
Cash dividends and distributions paid	(1,173)	(1,173)	(4,604)	(4,559)
Distributions to non-controlling interests	(25)	(7)	(123)	(148)
Payment of lease liabilities	(102)	(87)	(344)	(345)
Other, net	1,238	(218)	2,032	4,135

Net cash from/(used in) financing activities	705	(1,485)	(2,777)	143

Effect of exchange rate changes on cash and cash equivalents	(96)	(96)	(543)	(129)

Net change in cash and cash equivalents	1,140	32	(1,430)	219
Cash and cash equivalents at beginning of period(1)	8,553	11,091	11,123	10,904

Cash and cash equivalents at end of period(1)	$9,693	$11,123	$9,693	$11,123

(1)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 6 in the 2021 Annual Report to Shareholders).

Scotiabank Fourth Quarter Press Release 2021    33

Basis of preparation

These unaudited consolidated financial statements were prepared in accordance with IFRS as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act, except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2021 which will be available today at www.scotiabank.com.

Forward-looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2021 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2021 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

November 30, 2021

34    Scotiabank Fourth Quarter Press Release 2021

Shareholders Information

Direct Deposit Service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Dividend Dates for 2022

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 4, 2022	January 27, 2022
April 5, 2022	April 27, 2022
July 5, 2022	July 27, 2022
October 4, 2022	October 27, 2022

Annual Meeting Date for Fiscal 2021

Shareholders are invited to attend the 190th Annual Meeting of Holders of Common Shares, to be held on April 5, 2022, at Scotiabank Centre, Scotia Plaza, 40 King Street West, 2nd Floor, Toronto, Ontario beginning at 9:00 a.m. Eastern. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 8, 2022. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.

Duplicated Communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings, such as this Annual Report. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Annual Financial Statements

Shareholders may obtain a hard copy of Scotiabank’s 2021 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis on request and without charge by contacting the Investor Relations Department at (416) 775-0798 or investor.relations@scotiabank.com.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on Tuesday, November 30, 2021, at 8:00 a.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or 1-800-952-5114 (North America toll-free) using access code 5425716# (please call shortly before 8:00 am EST). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from Tuesday, November 30, 2021 to Thursday, January 6, 2022, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free). The access code is 9929482#. The archived audio webcast will be available on the Bank’s website for three months.

Scotiabank Fourth Quarter Press Release 2021    35

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

44 King Street West, Toronto, Ontario

Canada M5H 1H1

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company, N.A.

WHEN SENDING OVERNIGHT:

Computershare

C/O: Shareholder Services

462 South 4th Street, Suite 1600

Louisville, KY 40202

WHEN SENDING FIRST CLASS, REGISTERED, OR CERTIFIED MAIL:

Computershare

C/O: Shareholder Services

PO Box 505000

Louisville, KY 40233-5000

Tel: 1-800-962-4284

E-mail: service@computershare.com

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

John McCartney

Scotiabank Investor Relations

(416) 863-7579

Sophia Saeed

Scotiabank Investor Relations

(416) 933-8869

36    Scotiabank Fourth Quarter Press Release 2021